Exhibit 99.5

Sophisticated AI Engine and Real-Time Insights Empower New NICE
Satmetrix Release to Measurably Improve Customer Experiences

 Customizable metrics and increased automation capabilities allow even the most complex organizations to comprehensively and easily manage CX programs

Hoboken, N.J., June 12, 2019 – NICE (Nasdaq: NICE) today unveiled a new version of NICE Satmetrix, the company’s cloud-based customer feedback management solution. The latest release includes an innovative AI engine to swiftly identify trending topics from customer feedback in real-time, customizable in-product metrics tracking and reporting, and multi-layered no-send rules to avoid survey fatigue and increase response rate.

"Companies understand today how important it is to use customer experience to differentiate themselves from their competition. They also recognize the need for incorporating customer feedback into every touchpoint,” said Barry Cooper, President, NICE Enterprise Group. "The latest NICE Satmetrix release changes the game by enabling organizations to adopt a forward-looking approach to customer experience. With this new version, companies can benefit from customized analytics and KPIs and more easily manage a dynamic program to meet the needs of their complex organization.”

Several features in the latest version of NICE Satmetrix improve on its ability to deliver real-time insights on the customer experience:

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It includes an innovative AI engine which quickly identifies the topics that are becoming more important to customers and shares them in real-time so they can be addressed before they impact relationships.

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To elevate response rates and gain highly targeted insights, NICE Satmetrix now offers rotation of randomized question sets in conversational SMS surveys to keep surveys short while gathering customer feedback on a wide range of topics.

•	By interacting with NICE Nexidia Interaction Analytics, the new version also enables adaptive, personalized surveys that maintain these high rates while delivering needed insights.

•	Sophisticated, multi-layered no-send rules included in this release help avoid survey fatigue by providing controls to regulate time between survey sharing.

The latest NICE Satmetrix release also gives organizations even greater flexibility to set up programs perfectly suited to their business:

•	Companies can now customize CX metrics and report on them directly from within this new version.

•	Follow-up status can also be customized with more complex steps for enhanced granular reporting.

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The latest version also includes an anonymous peer comparison feature to evaluate progress between branches, contact centers or franchises, driving competition while maintaining confidentiality about scores and feedback on individuals.

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The automated topic mapping that has long been part of the advanced text analytics capabilities in NICE Satmetrix now also powers configurable and adaptable workflow engines to drive faster automated action, escalation and tracking of follow up.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Whitney Wood, whitney.wood@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.